                                                                    EXHIBIT 99.1

EIMO OYJ STOCK EXCHANGE RELEASE 17.1.2002 AT 08.30   1(2)

EIMO INCREASES OWNERSHIP OF ITS ASIAN OPERATIONS

Eimo Oyj has today acquired from CIM Technology Ltd. the 30% interest in Eimo
(HK) Ltd. that it did not already own. As a result, Eimo (HK) became a 100% owned subsidiary of Eimo. Eimo (HK), through its subsidiaries, conducts molding operations in the People's Republic of China. The purchase consideration will be paid through a direct issue of 548,000 newly issued Eimo Series A shares, valued at approximately HKD 8 million (EUR 1.15 million).

There has also been a change in the ownership of CIM Technology itself. CIM Technology is a high-quality mold design and manufacturing business in Hong Kong and the PRC in which Eimo has a minority interest. As a result of a separate transaction with a third party unaffiliated with Eimo, Mr. Y.S. Lai, the CEO of CIM Technology has acquired 30% of CIM Technology from such third party. As a result of such transaction, Mr. Lai owns an aggregate of 65% of CIM Technology, while Eimo's ownership in CIM Technology remains unchanged at 35%.

Eimo and Mr. Y.S. Lai have entered into certain agreements, including a shareholders' agreement and an option agreement, pursuant to which Eimo has obtained an option, valid until 2005, to acquire Mr. Lai's shares in CIM Technology at a variable option price. The exercise price adjusts on an annual basis, based upon CIM Technology's earnings.

The above mentioned transactions are estimated to have, in the aggregate, a minor (estimated at EUR 0.3 million) negative effect on Eimo's 2002 earnings.

The above mentioned changes, while they simplify the ownership structure, are not expected to have an effect on Eimo's strategy or operations in Asia.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:

Elmar Paananen, Vice Chairman, IR,
available until 12.30 pm                    +358-500-503 865
Sirkka Jantola, Corporate Communications    +358-50-570 0409

                                                     2 (2)


DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).